BLUE GOLD WORKS INC.

Blue Gold Works is a Safe Water Enterprise that delivers impact at scale

PITCH VIDEO   INVESTOR PANEL


Blue Gold Works
Blue Gold Works
Household water Purification Kit (25L Daily)
Moringa Dry Leaf Hand Sanitizer
Moringa honey
Moringa oil

bluegoldworks.com   Fairfax CA

Technology   Food   Infrastructure   Clean Tech   Sustainability

Highlights

Highlights

1. BGW is one of those rare enterprises that generates revenue AND big impact at scale.
2. Satisfaction that comes with taking action to fix the global water crisis
3. Peace of mind that comes with aligning one's investments with one's values.
4. Our team has more than 95 years of domain appropriate experience for successful management of Blue Gold Works Inc.
5. Confidence in knowing that women-centric, entrepreneur-led enterprises perform better than Aid-led ventures.

Our Team



Lynn Langford Founder/CEO

Created a value chain improvement program at automotive giant and implemented US$640 million dollars of savings in 18 months. Lynn is a serial social entrepreneur, recognized "Water Hero", and advocate of earth-friendly sustainable solutions.



Lynn Langford Founder/CEO

Created a value chain improvement program at automotive giant and implemented US$640 million dollars of savings in 18 months. Lynn is a serial social entrepreneur, recognized "Water Hero", and advocate of earth-friendly sustainable solutions.

> Safe water is the antidote to Cholera, gender inequality in education, and the downward spiral of poverty in developing nations. I want to make a difference in the planet that I pass on to our children.



Alex Omijeh Co-Founder Blue Gold Works Ltd Ng, Marketing

Born and educated in Nigeria, Co-Founder of BlueGold Ltd Ng, Alex is an extraordinary marketeer and innovator with broad and deep connections to Africa.



Dr Eva Roberts Director Sierra Leone Moringa Pilot Farm

Dr. Eva Roberts is a surgeon who specializes in chronic waterborne illnesses. For a decade she has also recruited and trained women Moringa farmers, expanding their income and reducing waterborne illnesses in her community in Sierra Leone.



Jake Liebenberg Founder, Kanyemba Moringa Growers Project (KMGP)

Jake, a tenacious and good humored small company owner, and generous benefactor to local schools in Zimbabwe, created KMGP to promote regenerative agriculture and achieve sustainable development.



Thushego Mathabatha Director, South African Pilot Farm

Thushego has dedicated his career to commercializing his mother Mavis's organic Moringa farm and orphan feeding program in Makotse Village, South Africa. In 2021 Thushego will harvest and process 40 hectares of organic Moringa trees.



Frank Burkhart Consulting CFO

Frank is a seasoned, successful entrepreneur who has owned and run direct mail marketing companies. He is so well respected and liked that he has retained customers for 30 years, even after they changed firms.



Julia Bienose Community Outreach Coordinator

A teacher with years of experience in gender equality programs, Julia has worked for 4Gates Project, Global Malaria Fund, and SMILE/USAID-Catholic Relief Program to help help Africans afflicted with HIV/AIDS.



Peter Ikpu Project and Logistics Manager

A marketing graduate, he is currently the BGW Lagos office manager and logistics coordinator. Peter is an expert at doing whatever it takes to export our honey and oil out of Africa, and is an invaluable asset to BGW operations in Nigeria.

Pitch

Blue Gold Works Inc.
Sells Honey and Oil
Funds Women and Water
Blue Gold Works
Because water is the most precious resource
1
www.bluegoldworks.com
investor@bluegoldworks.com



Blue Gold Works, Safe Water Enterprise Investors
from alex omi
08:53
vimeo

The most compelling reason to invest in BGW is that you can
Do Well by Doing Good
Attractive Financial Returns
AND
Significant Environmental and Social Impact measured by these United Nation 2030 Sustainable Development Goals
6 CLEAN WATER AND SANITATION
1 NO POVERTY
11 SUSTAINABLE CITIES AND COMMUNITIES
13 CLIMATE ACTION
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
3 GOOD HEALTH AND WELL-BEING
8 DECENT WORK AND ECONOMIC GROWTH
Blue Gold Works
Because water is the most precious resource
2
www.bluegoldworks.com
investor@bluegoldworks.com

The PROBLEM we are trying to solve in developing nations
• >60% Deaths of Children under the age 5 are from waterborne illnesses like Cholera and Typhoid.
• >Girls burdened with fetching water miss school, decreasing lifetime earning potential, falling into generational downward cycle of poverty.
• >67% of Big Government, Big Money, Big infrastructure water projects fail in first 5 years
How does BGW solve this big wicked problem?
Blue Gold Works
Because water is the most precious resource
3
www.bluegoldworks.com
investor@bluegoldworks.com

How is the BGW solution different?
• >70% water use globally is in agriculture. Use regenerative organic agriculture to enrich the soil and provide more crop per drop.
Solve the right problem in the simplest way possible.

- **Use simple sustainable methods.** Low tech. No moving parts. Not dependent on a functioning power grid or piped water networks.

- **Create a woman-centric business model.** Allows her to earn money while doing her daily water chore. Protects her family and community from waterborne illness. Builds savings for education.

- **Sustain the Planet**

Monetize the plant-based safe water solution used by African grandmothers

Renew the sustainable circular economy of the Moringa tree—native, drought tolerant, fast growing tree which provides nutritious leaves and pods, honey, anti-oxidant rich oil from seed pressing, and powerful water purifying compounds from the agricultural waste stream of oil production.

Engage women as Waterpreneursusing 25-liter BGW drinking water kits daily to purify safe drinking water for their families and sell affordably to their neighbors.

Sell the organically farmed, cooperatively produced, anti-oxidant and anti-microbial rich high-quality **oil and honey to global personal care brands for their millennial impact conscious consumers** demanding Farm-to-Face purity and a women's empowerment and poverty reducing back-story.

Global Safe Water Market and Moringa products markets are large and growing

Global Safe Water Market is USD 187 billion and growing at 8.4% CAGR

Issues are sustainable business plan, community engagement, plant profitability, scalability.

Global Moringa Market is USD 6 billion, growing at 12.9% CAGR

Issues are positioning product with high perceived value, marketing social/environmental impact.

Capitalizing on Farm-to-Face megatrend, e.g L'Oréal Global Bio Actives market posted biggest gains 2 years in a row, despite COVID-19.

Seismic Demographic Shift in Urbanization Demands Neighborhood-Sized WaterWorks Solution

Rural solution with Waterpreneurs, household sized kits, insufficient to address demand shift to urban areas.

Neighborhood-sized, low tech, planet friendly, lower capital requirements, community owned and operated, BGW WaterWorks serves 8000 people safe, affordable, local drinking water daily.

WaterWorks MVP proven Nigeria 2010, BGW upgrades for solar powered pumps, UV disinfection, human powered delivery carts slated for Ghana 2021.

UN forecasts by 2030, >60% of population will be in urban areas.

Competition, What BGW does better

	BGW Household Kit	BGW WaterWorks	SWN Ghana	JIBU Rwanda	AVI Natural India	Dawn Moringa India
WATER						
Affordable	✓	✓	Not to BOP	Not to BOP		
Convenient	✓	✓	Pickup Only	Franchisee Dlvry Vehicles		
Safe	✓	✓	No removal Lead & Arsenic	Uses Cholorine		
Profitably Scalable	✗	✓	Bus Model =.org	Cap Costs Unrecoverable		
Customer Demand Pull	✓	✓	✗	✗		
Moringa Products						
Socially Beneficial	✓	✓			Profits Over People	Employees Not Entrepreneurs
Appeals to Millennials	✓	✓			Untested	Backstory Un-Marketed
Environmentally Benefical	✓	✓			Unsustainable Plantations	Moringa Monoculture

BGW Traction



$500K Founder Bootstrap Funding
$1M Crowdfund Notes
$2M Series A
Sustainable Business Model
Payoff $1M Crowdfunded Notes
Month 48
Month 30
BGW Breakeven
WaterWorks Plant 1 operational
137,000 Moringa trees planted
Revenue from Moringa Honey and Oil
Waterpreneur Kits in production
$36 Million
$24 Million
$8 Million
$4 Million
Year -5 to Year -1
Year 0 Months 0-12 Startup
Year 1 Months 13-24 Operations Start
Year 2 Months 25-36
Year 3 Months 37-48
Year 4 Months 49-60
Year 5 Months 61-72
Year 6 Months 73-84
Harvest, Product Revenue, Water Revenue

What do we need from you?

- **Make a difference now. Invest in Blue Gold Works**

  USD 1 M Convertible Debt Notes, 6% interest, mature 60 months, 20% conversion

  discount, additional 10% Early Bird Discount on 1st 200K

- **Invite your network to join our community in creating prosperity through clean water**

 Blue Gold Works | Because water is the most precious resource | 10 | www.bluegoldworks.com investor@bluegoldworks.com

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Downloads

BGW Term Sheet.pdf

BGW Operating Summary0310.pdf

VIDEO LINKS BLUE GOLD WORKS2.pdf

BGW Business Summary WEF 031821.pdf